Timber Pharmaceuticals, Inc.

110 Allen Road, Suite 401

Basking Ridge, NJ 07920

May 7, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Timber Pharmaceuticals, Inc. (the “Company”)

Registration Statement on Form S-3 (File No. 333-255743)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 5:00 p.m., Eastern Time, on May 11, 2021, or as soon as practicable thereafter.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (973) 597-2476 to confirm the effectiveness of the Registration Statement or with any questions.

[Signature page follows.]

U.S. Securities and Exchange Commission

May 7, 2021

Very truly yours,

TIMBER PHARMACEUTICALS, INC.

By:	/s/ John Koconis

Name:	John Koconis
Title:	Chief Executive Officer and Chairman of the Board of Directors